UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TechPrecision Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

878739101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 878739101	Page 2 of 9

1	Names of Reporting Persons MAZ Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,378,723
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,378,723
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,378,723
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person (See Instructions) PN

Schedule 13G

CUSIP No. 878739101	Page 3 of 9

1	Names of Reporting Persons MAZ Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,378,723
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,378,723
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,378,723
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person (See Instructions) OO

Schedule 13G

CUSIP No. 878739101	Page 4 of 9

1	Names of Reporting Persons Walter Schenker
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 58,000
	6	Shared Voting Power 1,378,723
	7	Sole Dispositive Power 58,000
	8	Shared Dispositive Power 1,378,723
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,327,423
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.3%(1)
12	Type of Reporting Person (See Instructions) IN

Schedule 13G

CUSIP No. 878739101	Page 5 of 9

Item 1(a)	Name of Issuer:

TechPrecision Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

992 Old Eagle School Road, Suite 909

Wayne, Pennsylvania 19087

Item 2(a)	Name of Person Filing:

MAZ Partners LP

MAZ Capital Advisors, LLC

Walter Schenker

MAZ Partners LP is the record holder of the securities reported herein. MAZ Capital Advisors, LLC is the General Partner of MAZ Partners LP. Walter Schenker is the sole member and manager of MAZ Capital Advisors, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

MAZ Partners LP

MAZ Capital Advisors, LLC

Walter Schenker

1130 Route 46, Suite 22

Parsippany, New Jersey 07054

Item 2(c)	Citizenship:

MAZ Partners LP – Delaware

MAZ Capital Advisors, LLC – Delaware

Walter Schenker – USA

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number:

878739101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:.

Item 4.	Ownership

Each reporting person’s calculation of its percentage ownership of the Common Stock of the Issuer is based upon 27,324,593 shares of Common Stock issued and outstanding at November 6, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 16, 2015.

(a)	Amount beneficially owned:

MAZ Partners LP – 1,378,723

MAZ Capital Advisors, LLC – 1,378,723

Walter Schenker – 1,436,723

Schedule 13G

CUSIP No. 878739101	Page 6 of 9

(b)	Percent of class:

MAZ Partners LP – 5.0%

MAZ Capital Advisors, LLC – 5.0%

Walter Schenker – 5.3%

(c)	Number of shares as to which the person has:

MAZ Partners LP

(i)	Sole power to vote or to direct the vote:	0.

(ii)	Shared power to vote or to direct the vote	1,378,723.

(iii)	Sole power to dispose or to direct the disposition of	0.

(iv)	Shared power to dispose or to direct the disposition of	1,378,723.

MAZ Capital Advisors, LLC

(i)	Sole power to vote or to direct the vote:	0.

(ii)	Shared power to vote or to direct the vote	1,378,723.

(iii)	Sole power to dispose or to direct the disposition of	0.

(iv)	Shared power to dispose or to direct the disposition of	1,378,723.

Walter Schenker

(i)	Sole power to vote or to direct the vote:	58,000.(1)

(ii)	Shared power to vote or to direct the vote	1,378,723.

(iii)	Sole power to dispose or to direct the disposition of	58,000.(1)

(iv)	Shared power to dispose or to direct the disposition of	1,378,723.

(1)	These shares are held in an IRA account of Mr. Schenker.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Schedule 13G

CUSIP No. 878739101	Page 7 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

CUSIP No. 878739101	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

MAZ Partners LP

By:	MAZ Capital Advisors, LLC,
its General Partner

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

MAZ Capital Advisors, LLC

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

/s/ Walter Schenker
Walter Schenker

Schedule 13G

CUSIP No. 878739101	Page 9 of 9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Intrusion Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the 16th day of February, 2016.

MAZ Partners LP

By:	MAZ Capital Advisors, LLC,
its General Partner

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

MAZ Capital Advisors, LLC

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

/s/ Walter Schenker
Walter Schenker